FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated September 29, 2026

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

In application of the Bank’s ordinary shareholder remuneration policy, consisting of a total shareholder remuneration target of c. 50% of the Group’s underlying profit1, split approximately in equal parts in cash dividend payments and share buybacks, the board of directors today approved the payment of an interim cash dividend against 2026 results of 12.7 euro cents per share, equivalent to c. 25% of the Group’s underlying profit2 in the first half of 2026.

▪	The interim cash dividend will be paid from 2 November 2026; and

▪	The last day to trade shares with a right to receive the interim cash dividend will be 28 October 2026, the ex-dividend date will be 29 October 2026 and the record date will be 30 October 2026.

This distribution, together with the on-going share buyback programme that was announced on 10 August 2026 and commenced on 24 August 2026, represents the interim shareholder remuneration against the Group underlying profit3 in the first half of 2026.

The implementation of the remainder of the shareholder remuneration policy for 2026 is subject to the appropriate corporate and regulatory approvals and decisions.

Boadilla del Monte (Madrid), 29 September 2026

_________________________

1 2 3 The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and additionally ii) distribute excess capital at the end of the 2026-2028 period to shareholders. From 2027 results on, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. Execution of the remainder of the ordinary shareholder remuneration policy and of the distribution to shareholders of excess capital at the end of the 2026-2028 period is subject to future corporate and regulatory decisions and approvals.

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.

For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf), except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in our Report on Form 6-K furnished to the SEC on 1 April 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Group’s financial information (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-recast-of-certain-financial-information-and-related-disclosure-for-the-three-years-ended-31-december-2025-en.pdf), as well as the section “Alternative performance measures” of our second quarter financial report, which was published on 22 July 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results)

Forward-looking statements

Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below and others mentioned in this document, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

No offer or solicitation

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this presentation. By making this presentation available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this presentation should be taken as a profit and loss forecast.

Third Party Information

Regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 29, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance